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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Cap Rock Energy Corporation
(Name of Subject Company (issuer))

Cap Rock Energy Corporation (Issuer)
(Name of Filing Person)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

13910R 10 2
(CUSIP Number of Class of Securities)

Ronald W. Lyon
General Counsel
Cap Rock Energy Corporation
115 S. Travis
Sherman, Texas 75090
(903) 813-3077
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Calculation of Filing Fee

Transaction valuation* $13,023,550	Amount of filing fee**
*
Estimated for purposes of calculating the amount of the filing fee only. This amount assumes all 1,302,355 shares of common stock, par value $.01 per share are tendered, at the tender offer price of $10.00 per share in cash.

**
Previously Paid.

☐
Check this box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: NA
    Form or Registration No.: NA
    Filing Party: NA
    Date Filed: NA

☐
Check this box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate box below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if this filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement

        This Amendment No. 2 to Schedule TO relates to the repurchase commitment of Cap Rock Energy Corporation (the "Company"), a Texas corporation, pursuant to the terms of the original Prospectus dated July 2001. Cap Rock Energy Corporation is offering to purchase shares of its outstanding common stock at a price of $10.00 per share.

        This offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase filed on February 5, 2003, and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. This Amendment No. 2 further amends and supplements the statement on Schedule TO originally filed by the Company on February 5, 2003, as amended by Amendment No. 1 filed March 3, 2003.

        This Schedule TO, as amended, is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet

        Item 1 of the Schedule TO and the "Summary Term Sheet" of the Offer to Purchase are hereby amended as follows:

1.
The phrase "which were distributed to certain former members of Cap Rock Electric Cooperative, Inc. under the conversion plan and that are still held by those persons as of the offering date," in the first paragraph of the Summary Term Sheet of the Offer to Purchase is deleted;

2.
Deleting the answer to the question "To whom is the Company making the offer?" and inserting the following:

    The Company is offering to purchase outstanding shares of its common stock, par value $.01. The Company's original purchase commitment was to those shareholders who were the original holders of record, and who had held those shares continuously until the first anniversary of the distribution of the shares. However, the Company, in its desire to be inclusive rather than exclusive, is making the offer to all shareholders of the Company.

3.
Deleting the answer to the question "How much are you offering to pay and what is the form of payment?" and inserting the following:

    Although the average of the high and low sales price of $11.65 per share as of January 24, 2003, is greater than our offering price, our commitment to purchase shares pursuant to the conversion plan was set at $10.00 per share in cash when the shares were originally issued in February 2002. See Section 1, "Background of the Offer," and Section 5, "Purchase of Shares and Payment of Purchase Price."

4.
Deleting the answer to the question "Does the Company have the financial resources to make payment?" and inserting the following:

    Our purchase commitment is for $10 per share, and the current market price is greater than $10 per share. Because shareholders are currently able to sell their stock on the open market at a price that is greater than our offering price, we do not believe a substantial number of shareholders will tender their shares, and we believe that we have sufficient cash on hand to purchase the limited number of shares anticipated to be tendered. We will use only currently available cash generated from operations in the amount of $290,000 to (a) pay costs and expenses of the offer estimated to be $90,000, and (b) purchase 20,000 tendered shares at $10.00 per share, or $200,000. If all shareholders tendered their shares, the maximum amount of funds required would be $13,023,550, which we believe is unlikely. While additional cash from operations may subsequently become available, we do not believe it will allow us to purchase a significant number of shares over and above our original estimate of 20,000 shares. If the number of shares tendered is greater than we anticipated and we do not have sufficient cash available to purchase all shares tendered at that time, we may extend the offer once in order to try to obtain the additional funds needed to purchase all of the shares properly tendered. Your withdrawal rights will be extended as well. If following such extension we do not have sufficient funds to acquire all shares properly tendered, we will terminate the offer and return all shares tendered. We currently do not have any alternative financing arrangements or financing plans in the event available cash is insufficient to purchase all tendered shares. See Section 6, "Conditions of the Offer" and Section 8, "Source and Amount of Funds."

5.
Deleting the phrase "If you are an eligible shareholder," from the answer to the question "When does the offer expire?"

6.
Deleting the answer to the question "Are there any conditions to the offer?" and inserting the following:

    Yes, the offer is subject to the Company having sufficient cash on hand to pay for tendered shares. If we do not have sufficient cash on hand to purchase all shares properly tendered, we may extend the offer once in order to try to obtain the additional funds needed to purchase all of the shares properly tendered. We will use only available cash generated from operations in the amount of $200,000 to purchase tendered shares. While additional cash from operations may subsequently become available, we do not believe it will allow us to purchase a significant number of shares over and above our original estimate of 20,000 shares. If following such extension we have insufficient funds to acquire all shares tendered, we will terminate the offer and return all tendered shares. We currently do not have any alternative financing arrangements or financing plans in the event available cash is insufficient to purchase all tendered shares. The offer will also terminate if the Company believes that its purchase of all shares tendered would have the effect of reducing the number of shareholders to less than 300. Other conditions are described in Section 6, "Conditions of the Offer." See also Section 8, "Source and Amount of Funds."

7.
Deleting the answer to the question "Do I have to tender all of my shares?" and inserting the following:

    Our offer is for all shares held by you represented by a single certificate. We will not accept partial tenders of shares represented by a single certificate. Certificates for partially tendered shares will not be issued.

Item 4. Terms of the Transaction

        Item 4 of the Schedule TO and Sections 1, 2, 3, 6, 14, and 17 of the Offer to Purchase are hereby amended as follows:

1.
The second paragraph of Section 1 of the Offer to Purchase is deleted and replaced by the following:

    The Company's original purchase commitment was to those shareholders who were the original holders of record, and who had held those shares continuously until the first anniversary of the distribution of the shares. However, the Company, in its desire to be inclusive rather than exclusive, is making the offer to all shareholders of the Company.

    If all shareholders tendered their shares, the maximum amount of funds required would be $13,023,550, which we believe is unlikely. We will use only available cash generated from operations in the amount of $200,000 to purchase tendered shares. While additional cash from operations may subsequently become available, we do not believe it will allow us to purchase a significant number of shares over and above our original estimate of 20,000 shares. We currently do not have any alternative financing arrangements or financing plans in the event available cash is insufficient to purchase all tendered shares. If we are unable to purchase all of the shares offered to us because we do not have sufficient cash available for the purchase price of $10.00 per share, we will not purchase any of the shares properly tendered.

2.
The first and second paragraphs of Section 2 of the Offer to Purchase are deleted and replaced by the following:

    Upon the terms and subject to the conditions of this offer and in the Letter of Transmittal as described herein, Cap Rock Energy Corporation is offering to purchase for cash all shares of our common stock properly tendered and not properly withdrawn in accordance with Section 4, prior to the expiration date of this offer, at a price of $10.00 per share. The offer will expire at 5:00 p.m. Eastern Time, April 8, 2003, unless extended. Shareholders are only able to tender all shares represented by a single certificate. Partial tenders of shares represented by a single certificate will not be accepted.

    We will mail this document and the related Letter of Transmittal to shareholders for which we have current addresses and will furnish them to brokers, banks and similar persons whose names, or the names of those nominees, appear on our shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.

3.
The first sentence following the subheading "Tender of Shares" of Section 3 of the Offer to Purchase is deleted in its entirety.

4.
The eleventh paragraph of Section 3 of the Offer to Purchase is deleted and replaced by the following:

    TENDERING SHAREHOLDER'S REPRESENTATION AND WARRANTY; THE COMPANY'S ACCEPTANCE CONSTITUTES AN AGREEMENT. A tender of shares pursuant to any of the procedures described above will constitute the tendering shareholder's acceptance of the terms and conditions of the offer. The Company's acceptance for payment of shares tendered pursuant to the offer will constitute a binding agreement between the tendering shareholder and the Company upon the terms and conditions of the offer.

5.
The first paragraph of Section 6 of the Offer to Purchase is deleted.

6.
Subparagraph 1 to the second paragraph of Section 6 of the Offer to Purchase is deleted and replaced by the following:

1.
there is insufficient cash available to the Company to acquire all shares properly tendered (See Section 8, "Source and Amount of Funds").

7.
Subparagraph 12 of Section 6 of the Offer to Purchase is deleted and replaced by the following:

12.
we determine that the completion of our offer and the purchase of the shares may cause our common stock to be delisted from the AMEX, which would include among other things, the Company having less than 300 shareholders.

8.
The first sentence of Section 14 of the Offer to Purchase is deleted in its entirety.

9.
The first sentence of Section 17 of the Offer to Purchase is deleted in its entirety.

Item 7. Source and Amount of Funds or Other Consideration

        Item 7 of the Schedule TO and Section 8 of the Offer to Purchase are hereby amended as follows:

1.
The first paragraph of Section 8 of the Offer to Purchase is deleted and replaced by the following:

    The Company had committed, as part of the conversion plan from a cooperative to a stock company, to offer to purchase the shares of stock that were distributed to certain former Cooperative members, held continuously by those persons until the first anniversary of the distribution of those shares and then through the date of our acceptance of those tendered shares. However, the Company, in its desire to be inclusive rather than exclusive, is making the offer to all shareholders of the Company.

2.
The third paragraph of Section 8 of the Offer to Purchase is deleted and replaced by the following:

    Because we do not expect a substantial number of shareholders to tender their shares pursuant to our offer, we expect the maximum aggregate cost, including fees and expenses applicable to the offer, to be no more than $290,000. We will use only currently available cash generated from operations in the amount of $290,000 to (a) pay costs and expenses of the offer estimated to be $90,000, and (b) purchase 20,000 tendered shares at $10.00 per share, or $200,000. If all shareholders tendered their shares, the maximum amount of funds required would be $13,023,550, which we believe is unlikely. While additional cash from operations may subsequently become available, we do not believe it will allow us to purchase a significant number of shares over and above our original estimate of 20,000 shares. If the number of shares tendered exceeds our cash available to purchase shares, we may extend the offer once in order to try to obtain the additional funds to purchase all of the shares properly tendered. If additional funds are not available and we are unable to acquire all properly tendered shares, we will terminate the offer and return all tendered shares. We currently do not have any alternative financing arrangements or financing plans in the event available cash is insufficient.

Item 10. Financial Statements

        Item 10 of the Schedule TO and Section 9 of the Offer to Purchase are hereby amended by adding the following within the tables:

	Nine Months Ended December 31,					Nine Months Ended September 30,
Consolidated Statements of Operations: (in thousands except per share amounts)				Year Ended March 31, 2001
	2001	2000				2002	2001
	Precedessor	Predecessor		Predecessor		Successor	Predecessor
		(unaudited)				(unaudited)	(unaudited)
Ratio of earnings to fixed charges	1.54	0.51	**	0.64	**	2.49	1.46
	December 31,					September 30,
Balance Sheet Data: (in thousands)				March 31, 2001
	2001	2000				2002	2001
	Precedessor	Predecessor		Predecessor		Successor	Predecessor
		(unaudited)				(unaudited)	(unaudited)
Book value per share (in dollars)						10.87

**
Dollar amount for deficit less than a ratio of one is $3,916,000 for the nine months ended December 31, 2000 and $4,300,000 for the year ended March 31, 2001.

Item 11. Additional Information

        The form of Letter of Transmittal is amended and supplemented as contained in the Form of Supplemental Instructions in Item 12 (a)(1)(J).

Item 12. Exhibits

        Item 12 of Schedule TO is hereby amended and supplemented by adding the following Exhibits:

        (a)(1)(I) Form of Amended Offer to Purchase

        (a)(1)(J) Form of Supplemental Instructions

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAP ROCK ENERGY CORPORATION
March 20, 2003	By:	/s/ LEE D. ATKINS Lee D. Atkins Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number                        Description of Document

        (a)(1)(I) Form of Amended Offer to Purchase

        (a)(1)(J) Form of Supplemental Instructions

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Introductory Statement
SIGNATURE
EXHIBIT INDEX